Exhibit (a)(7)

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 10, 2001, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) tendering holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser may arrange for one or more registered brokers or dealers which are licensed under the laws of such jurisdiction to make the Offer. If such arrangements cannot be made on terms the Purchaser deems reasonable, the Offer will not be made to (and tenders will not be accepted from or on behalf of) tendering holders of Shares in such jurisdiction.

      Notice of Offer to Purchase for Cash 1,959,886 of the outstanding shares of Common Stock of The Langer Biomechanics Group, Inc. at $1.525 Net Per Share by OrthoStrategies Acquisition Corp., a wholly owned subsidiary of OrthoStrategies, Inc.

      OrthoStrategies Acquisition Corp., a New York corporation ("OrthoStrategies" or the "Purchaser"), and wholly owned subsidiary of OrthoStrategies, Inc. hereby offers to purchase 1,959,886 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), which constitutes approximately 75% of the currently outstanding Shares, at $1.525 per Share, net to the seller in cash (the "Share Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Tendering shareholders who are record holders of their Shares and tender directly to the Registrar and Transfer Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of the Shares by OrthoStrategies pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees in connection with the tender of Shares into the Offer on behalf of its clients. OrthoStrategies will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the "Information Agent").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 8, 2001, UNLESS THE OFFER IS EXTENDED.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least 1,332,722 Shares, which constitutes approximately 51% of the currently outstanding Shares (the "Tender Offer Condition"). The Offer is also subject to the other conditions set forth in the Offer to Purchase. See Section 13 of the Offer to Purchase.

      The Offer is being made pursuant to a Tender Offer Agreement, dated as of December 28, 2000 (the "Tender Offer Agreement"), among OrthoStrategies, OrthoStrategies, Inc. and Langer. The purpose of the Offer is for OrthoStrategies or its assignees to acquire a majority voting interest in Langer.

      At a meeting held on December 19, 2000, the board of directors of Langer unanimously determined that the terms of the Offer are fair to, and in the best interests of, the shareholders of Langer, and approved the Tender Offer Agreement and certain other agreements described in the Offer to Purchase. The board of directors recommends that Langer's shareholders accept the Offer and tender their Shares in the Offer.

      Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 of the Offer to Purchase (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), OrthoStrategies will accept for payment, and will pay for, all Shares validly tendered and not withdrawn, up to a maximum of 1,959,886 Shares. If more than 1,959,886 Shares are validly tendered and not withdrawn, OrthoStrategies will accept for purchase an amount of the tendered Shares equal to 1,959,886 Shares, on a pro rata basis from each shareholder who has validly tendered Shares pursuant to the Offer, promptly after the Expiration Date (as defined below). Subject to compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") OrthoStrategies expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, February 8, 2001, unless and until OrthoStrategies extends the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by OrthoStrategies, expires.

      In the event that proration of tendered Shares is required, OrthoStrategies will determine the appropriate proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares will be based on the ratio of the number of Shares OrthoStrategies is offering to purchase to the total number of Shares properly tendered and not withdrawn by all shareholders (with adjustments to avoid purchases of fractional shares). Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, OrthoStrategies does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately four trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and from their brokers. In the event of any proration, the Depositary will select certain identifiable Shares for payment from the total Shares properly tendered and not withdrawn by a shareholder in accordance with such shareholder's directions, if any, as set forth in such shareholder's Letter of Transmittal.

      For purposes of the Offer, OrthoStrategies will be deemed to have accepted for payment the Shares validly tendered and not withdrawn, if and when OrthoStrategies gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for any Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from OrthoStrategies and transmitting such payments to the tendering shareholders. In all cases, payment for any Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a Book-Entry Transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the certificates and other required documents occur at different times. The price paid to any holder of the Shares pursuant to the Offer will be the highest price per Share paid to any other holder of such Shares pursuant to the Offer. Under no circumstances will interest on the Share Price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

      If, by the Expiration Date, any or all of the Offer Conditions have not been satisfied, OrthoStrategies may, prior to the Expiration Date, in its sole discretion, elect to: (i) extend the Offer from time to time to a date no later than March 31, 2001, and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), accept for payment 1,959,886 Shares so tendered, subject to the pro rata provisions; or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders.

      Subject to the applicable regulations of the SEC, OrthoStrategies expressly reserves the right, in its sole discretion, to waive, set forth or change any term and condition of the Offer; provided, that, unless previously approved by Langer in writing, no provision may be set forth or changed which:
(i) decreases the price per Share to be paid in the Offer; (ii) changes the form of consideration payable in the Offer (other than by adding consideration); or
(iii) imposes conditions to the Offer in addition to those set forth in the Tender Offer Agreement that are materially adverse to the shareholders of Langer. Without the prior written consent of Langer, OrthoStrategies may not extend the expiration date of the Offer for more than five business days beyond the initial expiration date of the Offer unless applicable laws or regulations so require or a condition which is a prerequisite to fixing the closing date has not been satisfied; provided, that, if on the initially scheduled expiration date of the Offer (or any subsequent expiration date) any of the conditions to the Offer have not been satisfied, OrthoStrategies may in its sole discretion extend from time to time the Offer to a date no later than March 31, 2001, and may in its sole discretion, in connection with any such extension, amend the terms of the Offer, it being understood that if OrthoStrategies accepts for payment any Shares validly tendered and not withdrawn pursuant to the Offer, it will accept for payment all such Shares up to 1,959,886 Shares. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

      Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offering Period (as defined below) and, unless theretofore accepted for payment by OrthoStrategies pursuant to the Offer, may also be withdrawn at any time after Friday, March 9, 2001. The term "Offering Period" means the period from the date hereof until 12:00 midnight, New York City time, on Thursday, February 8, 2001, as such period may be extended.

      For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at of its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for Book-Entry Transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by OrthoStrategies, in its sole discretion, which determination will be final and binding. None of OrthoStrategies, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following any one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

      If OrthoStrategies extends the Offer, is delayed in its acceptance for payment of any Shares, or is unable to accept for payment any Shares pursuant to the Offer for any reason, then, without prejudice to OrthoStrategies' rights under this Offer, the Depositary may, nevertheless, on behalf of OrthoStrategies, retain tendered Shares, but such Shares may be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase.

      Sales of the Shares pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. The consequences of the receipt of cash in exchange for Shares pursuant to the Offer may vary depending on the particular circumstances of a shareholder. For federal income tax purposes, a shareholder whose Shares are purchased pursuant to the Offer will realize gain or loss equal to the difference between the adjusted basis of the Shares sold and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder and will be long-term capital gain or loss if the shareholder's holding period in the Shares for federal income tax purposes is more than one year at the time the Shares are accepted for payment. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum tax rate of 20%. A shareholder's ability to use capital losses to offset ordinary income is limited.

      The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who received their Shares upon the exercise of stock options or otherwise as compensation and shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them, in their particular circumstances, of the Offer, including the application and effect of federal, state, local, foreign or other tax laws.

      The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

      Langer has provided OrthoStrategies with Langer's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by OrthoStrategies to record holders of the Shares and will be furnished by OrthoStrategies to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

      The Offer to Purchase and the related Letter of Transmittal contain important information that should be read in their entirety before any decision is made with respect to the Offer.

      Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related tender offer materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank or trust company. OrthoStrategies will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Depositary and the Information Agent as described in the Offer to Purchase).

      The Information Agent for the Offer is:

      MacKenzie Partners, Inc.
      156 Fifth Avenue
      New York, New York 10010
      212/955-5500 (call collect)

      E-mail:  proxy@mackenziepartners.com
        or
      (800) 332-2885